Exhibit 99.1

October 17, 2019

TransEnterix Provides a Corporate Update

•	Received initial $3 million payment in connection with amended AutoLap transaction

•	One Senhance System sold in the third quarter

•	The Company has engaged J.P. Morgan to assist its Board of Directors in evaluating strategic alternatives to enhance stockholder value

•	Announces implementation of a restructuring plan and CFO transition

RESEARCH TRIANGLE PARK, N.C.--(BUSINESS WIRE)-- TransEnterix, Inc. (NYSE American:TRXC), a medical device company that is digitizing the interface between the surgeon and the patient to improve minimally invasive surgery, today announced that it has agreed to amend the previously announced AutoLap System Sale Agreement. In addition, the Company announced that it has engaged J.P. Morgan Securities LLC to evaluate strategic alternatives while simultaneously re-directing its operational focus and implementing a restructuring plan to reduce operating expenses. The Company also announced that Joseph P. Slattery will retire from his position as chief financial officer on December 31, 2019.

“We are pleased to have agreed with GBIL to amend the AutoLap transaction, which is expected to provide the Company with $17 million,” said Todd M. Pope, President and Chief Executive Officer. “We are implementing a plan that will refocus our resources on the continued global market development and commercialization of our current platform and development of our next generation Senhance features and related instruments while reducing our overall operating expenses. In parallel, the Board of Directors and management team believe that this is an appropriate time to evaluate strategic alternatives to assess how best to maximize value for our stockholders.”

Business Update

AutoLap Transaction Amended

On October 15, 2019, the Company amended the previously-announced AutoLap Sale Agreement (the “AutoLap Agreement”) such that the purchase price for the AutoLap Assets of $17 million is to be paid in installments of $3 million, which was received on October 15, 2019, issuance of an irrevocable $13 million letter of credit by October 31, 2019, and $1 million to be paid by December 15, 2019. The equity investment of $30 million in the original Auto-Lap Agreement is no longer an element of the amended transaction.

Financial Update

In the quarter ended September 30, 2019, the Company sold one Senhance system in Taiwan. Revenue for the third quarter is expected to be in the range of $1.9 - $2.1 million. As of September 30, 2019, the Company had cash, cash equivalents and short term investments of $22.8 million, which, together with the proceeds from the AutoLap Agreement, as amended, is expected to provide the Company with sufficient funds to operate the business through the first quarter of 2020.

Exploration of Strategic Alternatives

The Company has engaged J.P. Morgan Securities LLC to assist its Board of Directors in considering strategic alternatives for the Company to enhance stockholder value, including, but not limited to, a sale of the Company, a financing of the Company, a strategic partnership, a collaboration or some other form of commercial relationship.

There can be no assurance that this process will result in the approval or completion of any particular strategic alternative or other transaction in the future. The Company does not intend to disclose developments or provide updates on the progress or status of the review of these initiatives unless and until required or when the Company determines appropriate.

Restructuring Plan

The Company and its Board of Directors are implementing a restructuring plan to reduce operating expenses as it continues the global market development and commercialization of the Senhance platform. The Company is also continuing the development of the next-generation Senhance features, which will include intelligent scene cognition and articulating instruments. The Company intends to discuss the details of this plan on its third quarter conference call.

Chief Financial Officer Transition Plan

Chief Financial Officer, Joseph P. Slattery, will retire from the Company on December 31, 2019, after which he will continue to support the Company as a consultant through July 31, 2020. Mr. Slattery is committed to supporting a seamless transition of his responsibilities. His departure is not due to any disagreement relating to the Company's operations, financial statements, internal controls, auditors, policies or practices.

About TransEnterix

TransEnterix is a medical device company that is digitizing the interface between the surgeon and the patient to improve minimally invasive surgery by addressing the clinical and economic challenges associated with current laparoscopic and robotic options in today's value-based healthcare environment. The Company is focused on the commercialization of the Senhance Surgical System, which digitizes laparoscopic minimally invasive surgery. The system allows for robotic precision, haptic feedback, surgeon camera control via eye sensing and improved ergonomics while offering responsible economics. The Senhance Surgical System is available for sale in the US, the EU, Japan and select other countries. For more information, visit www.transenterix.com.

Forward-Looking Statements

This press release includes statements relating to the strategic alternatives being considered pursued by the Company and the payments due under the amended AutoLap Sale Agreement. These statements and other statements regarding our future plans and goals constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties that are often difficult to predict, are beyond our control and which may cause results to differ materially from expectations and include whether the Company will be successful in its pursuit of strategic alternatives, whether GBIL will make all of the payments under the amended AutoLap Agreement, whether the Company’s restructuring plan will be successful and whether the Company will have sufficient funds to operate the business through the first quarter of 2020. For a discussion of the risks and uncertainties associated with TransEnterix's business, please review our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 27, 2019 and our other filings we make with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which are based on our expectations as of the date of this press release and speak only as of the origination date of this press release. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

TransEnterix, Inc.
Investor Contact:
Mark Klausner, 443-213-0501
invest@transenterix.com

Media Contact:
Terri Clevenger, 203-856-8297
terri.clevenger@icrinc.com